

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

John Gregg
Co-Chief Executive Officer
BlueRiver Acquisition Corp.
250 West Nottingham Drive
Suite 400
San Antonio, TX 78209

   Re: BlueRiver Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed December 30, 2022
     File No. 001-39961

Dear John Gregg:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Daniel J. Espinoza, Esq.